November 19, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N. W.
Room 1004
Washington, D.C. 20549

Re: Ironstone Group, Inc. — Withdrawal of Form 15

Dear Sir or Madam:

     Ironstone Group, Inc. hereby withdraws, pursuant to Rule 12g-4(b) of the Securities Exchange Act of 1934, the Form 15 filed with the Securities and Exchange Commission on October 25, 2002.

     Please do not hesitate to contact me at 415-551-3260 if you have any questions.

Very truly yours,

IRONSTONE GROUP, INC.

By:	/s/ Nicholas J. Giordano

Nicholas J. Giordano Chief Executive Officer